

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

By U.S. Mail and Facsimile to: (863) 419-7798

James J. Antal
Senior Vice President and Chief Financial Officer
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, FL 33837

  Re: CenterState Banks, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Form 10-Q for the Quarterly Period Ended March 31, 2010
     File No. 000-32017

Dear Mr. Antal:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         Kathryn McHale
         Attorney Advisor